UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-08185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Chemical Financial Corporation 401(k) Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Chemical Financial Corporation, 235 E. Main Street, Midland, Michigan 48640.

Chemical Financial Corporation
401(k) Savings Plan

Audited Financial Statements
and
Supplemental Schedule

December 31, 2013 and 2012,
and
Year ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Compensation and Pension Committee
Chemical Financial Corporation
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan (Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Andrews Hooper Pavlik PLC

Saginaw, Michigan
June 9, 2014

Chemical Financial Corporation
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value:
Chemical Financial Corporation common stock	$7,406,980	$5,459,003
Mutual funds	65,637,271	49,151,033
Cash and cash equivalents	3,292,132	3,173,466
Total investments, at fair value	76,336,383	57,783,502

Notes receivable from participants	1,675,574	1,393,843
Net assets available for benefits	$78,011,957	$59,177,345

See accompanying notes to financial statements.

Chemical Financial Corporation
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2013

Additions
Investment income:
Chemical Financial Corporation dividends	$201,294
Mutual fund dividends	805,775
Interest income	4,487
Loan interest income	73,540
Total investment income	1,085,096

Contributions:
Participants	3,645,245
Employer	3,412,203
Participant rollovers	1,477,261
Total contributions	8,534,709
Total additions	9,619,805

Deductions
Benefits paid directly to participants	3,388,004
Administrative fees	369
Total deductions	3,388,373

Net appreciation in fair value of investments	12,603,180
Net increase	18,834,612

Net assets available for benefits at beginning of year	59,177,345
Net assets available for benefits at end of year	$78,011,957

See accompanying notes to financial statements.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements
December 31, 2013

1.  Description of the Plan
The following description of the Chemical Financial Corporation (Corporation) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, Plan participants may contribute up to 85% of pretax annual compensation not to exceed the Internal Revenue Code of 1986 (Code) limitation, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.
The Corporation contributes matching contributions equal to 50% of the participant’s contributions. In determining the Corporation’s matching contributions, participant contributions up to 4% of a participant’s eligible compensation are matched. The Corporation also contributes 4% of certain employees’ eligible compensation. The employees eligible for this additional contribution are those affected by a partial freeze of the Corporation’s defined benefit plan, which was effective June 30, 2006, and any new employees hired since that date.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Corporation’s contributions and (b) Plan earnings. Participants direct the investment of their accounts among the investment funds offered by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future contributions of the Corporation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their contributions and actual earnings thereon. The Corporation’s matching contributions vest in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
Three or more	100%

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

The Plan was amended effective January 1, 2007 to reflect vesting requirements of the Pension Protection Act (PPA). In accordance with the PPA, the Corporation’s 4% contributions are subject to the following six-year graded vesting schedule.

Years of Service	Percentage
One or less	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%
Notes Receivable from Participants
Participants may borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest.
Payment of Benefits
On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant’s account. Payment of benefits may not be deferred by participants beyond their attainment of age 70-1/2, unless they are an active employee.
2.  Summary of Accounting Policies
Investment Valuation
The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at quoted market prices which represent the net asset value of shares held by the Plan at year-end.
Chemical Financial Corporation common stock had a market value of $31.67 per share at December 31, 2013 and $23.76 per share at December 31, 2012.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Plan Termination
Although it has not expressed the intention to do so, the Corporation reserves the right to terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. In the event of Plan termination, all participants will be 100% vested in their accounts. The value of the participant accounts will be determined as of the effective date of the termination and distributed as provided by the Plan.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

Administration
Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts. Expenses of administering the Plan are paid directly by the Corporation outside of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
3.  Investments
During the year ended December 31, 2013, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Chemical Financial Corporation common stock	$1,860,105
Mutual funds	10,743,075
$12,603,180
The Plan invests in various investment securities as directed by Plan participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with investment securities, changes in the values of investment securities could occur and those changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

Investments that represent 5% or more of the Plan’s net assets were as follows:

		December 31,
		2013	2012

*	Chemical Financial Corporation common stock	$7,406,980	$5,459,003
	Fidelity Puritan Fund	4,025,040	3,338,177
	Vanguard 500 Index Fund	6,320,363	4,675,037
	T Rowe Price Growth Stock Fund	6,175,419	4,306,593
	PIMCO Total Return Fund	**	3,532,185
	Columbia Dividend Income Fund	4,488,066	2,964,576
	Principal Midcap Fund	10,816,488	7,796,154

*	Party-in-interest.
**	Investment did not represent 5% or more of fair value of the Plan’s net assets.
4.  Fair Value Measurements
U.S. GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability;
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Chemical Financial Corporation
401(k) Savings Plan
Notes to Financial Statements (continued)

Following is a description of the valuation methodologies used for Plan assets measured at fair value.
Chemical Financial Corporation common stock: Valued at the closing price reported on the active market on which the security is traded.
Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value at December 31, 2013 and 2012:

	Level 1	Level 2	Level 3	Total
December 31, 2013
Chemical Financial Corporation common stock	$7,406,980	$—	$—	$7,406,980
Mutual funds	65,637,271	—	—	65,637,271
Total	$73,044,251	$—	$—	$73,044,251

December 31, 2012
Chemical Financial Corporation common stock	$5,459,003	$—	$—	$5,459,003
Mutual funds	49,151,033	—	—	49,151,033
Total	$54,610,036	$—	$—	$54,610,036
5.  Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated March 31, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Chemical Financial Corporation
401(k) Savings Plan
EIN: 38-2022454 –– Plan Number 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock:
*	Chemical Financial Corporation	Common Stock, $1.00 par value per share	**	$7,406,980

	Mutual Funds:
	Federated Investors	U.S. Government Securities Fund	**	2,488,868
		Total Return Government Bond Fund	**	962,723
	Fidelity Investments	Fidelity Puritan Fund	**	4,025,040
		Fidelity Small Cap Discovery	**	1,851,649
	Vanguard Investments	Vanguard Target 2015 Fund	**	1,027,764
		Vanguard Target 2020 Fund	**	3,184,185
		Vanguard Target 2025 Fund	**	152,177
		Vanguard Target 2030 Fund	**	3,835,397
		Vanguard Target 2035 Fund	**	62,844
		Vanguard Target 2040 Fund	**	3,233,186
		Vanguard Target 2045 Fund	**	31,676
		Vanguard Target 2050 Fund	**	2,328,717
		Vanguard Target 2055 Fund	**	94,238
		Vanguard 500 Index Fund	**	6,320,363
		Vanguard Inflation Protected Securities Fund	**	1,015,978
		Vanguard Target Income Fund	**	647,795
	Other Mutual Funds	Dodge & Cox International Stock Fund	**	2,082,550
		T Rowe Price Growth Stock Fund	**	6,175,419
		Gabelli Asset CL I Fund	**	2,240,448
		PIMCO Total Return Fund	**	3,232,235
		Lazard Emerging Markets Equity Fund	**	1,277,833
		Oppenheimer International Growth Fund	**	3,596,355
		Columbia Dividend Income Z Fund	**	4,488,066
		Principal Real Estate Securities CL I Fund	**	465,277
		Principal Midcap Fund	**	10,816,488
	Total Mutual Funds			65,637,271

	Cash and cash equivalents:
*	Chemical Bank	ChemSweep-Money Market	**	2,546,867
*	Chemical Bank	ChemSecure-Money Market	**	745,265
	Total cash and cash equivalents			3,292,132
	Total investments, at fair value			76,336,383

*	Participant loans	Interest rate range: 3.25% to 7.66%; with various maturity dates	—	1,675,574
				$78,011,957

*Party-in-interest
**Historical cost information is not required for participant directed investments.

Chemical Financial Corporation
401(k) Savings Plan

Exhibits:

23.1    Consent of Andrews Hooper Pavlik PLC dated June 9, 2014.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 9, 2014	CHEMICAL FINANCIAL CORPORATION 401(K) SAVINGS PLAN

		By:	/s/ Lori A. Gwizdala
Lori A. Gwizdala
Executive Vice President and Chief Financial Officer, Chemical Financial Corporation, and Administrator of the Chemical Financial Corporation 401(k) Savings Plan

		By:	/s/ Kimberly K. Martin
Kimberly K. Martin
Senior Vice President and Controller, Chemical Bank

EXHIBIT INDEX

Exhibit	Document
23.1    Consent of Andrews Hooper Pavlik PLC dated June 9, 2014.